Mark Ballantyne +1 (703) 456-8084 mballantyne@cooley.com	Via EDGAR

February 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Kathleen Krebs

Re:	Cardlytics, Inc.
Registration Statement on Form S-3
Filed January 29, 2024
File No. 333-276738

Ladies and Gentlemen:

On behalf of Cardlytics, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Commission”) by letter dated February 2, 2024 with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-276738) filed with the Commission on January 29, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Comment and to reflect certain other changes.

Set forth below are the Company’s responses to the Comment. For the Staff’s convenience, the Comment is set forth below in italics.

Form S-3 filed January 29, 2024

General

1.

You indicate that you are registering $100 million of securities on behalf of the company and selling securityholders. On page 5, you disclose that “Selling securityholders are persons or entities that, directly or indirectly, have acquired or will from time to time acquire from us, our securities.” Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Revise

United States Securities and Exchange Commission

February 6, 2024

your fee table, prospectus cover page and elsewhere as appropriate to disclose the aggregate number of shares being registered for resale. File a revised legal opinion that covers the securities to be offered for resale by the selling securityholders. Refer to Securities Act Rule 430B(b)(2) and General Instruction II.G of Form S-3. For additional guidance, refer to Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to remove all references to selling securityholders.

Please contact me at (703) 456-8084 or Trey Reilly at (212) 479-6502 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

Cooley LLP

/s/ Mark Ballantyne
Mark Ballantyne

cc:	Nick Lynton, Cardlytics, Inc.
Trey Reilly, Cooley LLP

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